LIST OF SUBSIDIARIES

On April 28, 2015, Horizon Group Holding, Inc., a Florida corporation, entered into a Share Exchange Agreement (the “Agreement”) with BorrowMoney.com Inc., a New York Corporation (“BMNY”) pursuant to which BorrowMoney.com Inc., would become a wholly-owned subsidiary of Horizon Group Holding, Inc. The share exchange was accounted for as a reverse acquisition with BorrowMoney.com Inc., being treated as the acquiring company for accounting purposes. Pursuant to the agreement the Horizon Group Holding changed its name to BorrowMoney.com, Inc. (BMFL).

In connection with the Agreement, the Company acquired 100% of the issued shares of BMNY, Inc., in a share exchange where 10,000 shares of the Company were issued to the shareholders of BMNY in exchange for each share of BMNY for a total issuance of 20,000,000 common shares.

BMNY a wholly-owned subsidiary of the Company as a result of the Agreement was incorporated under the laws of the state of New York on August 9, 2010.